Exhibit 99.1

Mountain Province Diamonds Announces Strong First Quarter Financial Results for 2022

TSX and OTCQX: MPVD

TORONTO and NEW YORK, May 3, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTC: MPVD) today announces strong financial results for the first quarter ended March 31, 2022 ("the Quarter" or "Q1 2022") continuing the strong operational and financial performance achieved in 2021 from the Gahcho Kué Diamond Mine ("GK Mine").

All figures are expressed in Canadian dollars unless otherwise noted.

Company Highlights for First Quarter 2022

•	Record average sales value per carat of US$132/carat, 52% higher as compared to average values in Q4 2021. The increase in average values in Q1 reflected the demand growth across the rough diamond market along with upstream stock levels, now believed to reflect operating inventories only.
•	Updated NI 43-101 Technical Report featuring:
•	C$1.2Bn pre-tax/royalty NPV7.5% attributable to MPVD, a 109% increase relative to the 2019 Technical Report
•	2.6M Carats in Reserve additions, before depletion
•	Life of Mine plan with an improved processing rate of 3.6Mtpa
•	US$50M Junior Credit Facility closed

Financial Highlights for First Quarter 2022

•	507,000 carats sold, with total proceeds of $84.7 million (Q1 2021: $54.2 million) at an average realised value of $167 per carat (US$132 per carat, Q1 2021: US$71/carat).
•	Adjusted EBITDA[1] of $44.6 million (Q1 2021: 19.1 million).
•	Earnings from mine operations of $42.8 million (Q1 2021: $13.7 million).
•	Cash costs of $122 per tonne treated and $73/carat recovered, including capitalized stripping costs[1].
•	Net income of $24.2 million or $0.11 earnings per share as compared to net income of $7.3 million or $.03 earnings per share for Q1 2021[2].

Operational Highlights for First Quarter 2022 (all figures reported on a 100% basis unless otherwise stated)

•	8,168,000 tonnes mined, compared to 5,605,000 mined in Q1 2021, a 46% increase
•	1,019,000 ore mined, a 99% increase relative to 515,000 tonnes mined in Q1 2021
•	707,553 ore tonnes treated, a 13% increase relative to 625,582 tonnes treated in Q1 2021
•	1,185,156 carats recovered, 15% lower than the comparable quarter (Q1 2021: 1,392,128 carats)

As previously disclosed, during the first quarter Gahcho Kué experienced an outbreak of COVID-19 Omicron that caused disruption to both operations and maintenance activities, in conjunction with a major failure of the Pitman bearing in the primary crusher.  These two events have been largely resolved, but within the quarter production was below internal expectations, as the feed rate through the Primary crusher continued to be lower than planned.  Grade was impacted by unplanned external dilution from mining that was primarily due to workforce inefficiencies around shovel operations and bottom pit mining causing space constraints, in conjunction with a different ore mix than was planned.  The Company is working with its joint venture partner DeBeers, who are the operator of the mine, to address these operating issues.

Sales Highlights for First Quarter 2022

As previously released, during the first quarter only 507,000 carats were sold for total proceeds of $84.7 million (US$66.7 million) resulting in an average value of $167 per carat (US$132 per carat). This is a 52% increase relative to the average value per carat in Q4 2021 of $110 per carat (US$86 per carat) but 16% lower in terms of volume of carats sold.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"I'm extremely pleased to see the Company's strong financial performance in Q1, with a record adjusted EBITDA of $44.6M in the first 3 months of the year. In addition to its strong financial performance, the Company closed a US$50M Junior Credit Facility with its largest shareholder, and produced an updated NI 43-101 Technical Report which demonstrated an NPV attributable to Mountain Province of over $1.2Bn. These milestones are significant steps forward as we progress through what is to be a pivotal year for the Company, and all of its stakeholders. Going forward Management time will be focussed on guiding the Operator to optimise the operation and addressing the financing requirements of the Company."

Financial Performance

		Three months ended	Three months ended
(in thousands of Canadian dollars, except where otherwise noted)		March 31, 2022	March 31, 2021

Sales		$84,653	54,224
Carats sold	000's carats	507	603
Average price per carat sold	$/carat	167	90
Cost of sales per carat*	$/carat	83	80
Earnings from mine operations per carat		$84	10
Earnings from mine operations	%	50%	11%
Selling, general and administrative expenses		$3,994	2,609
Operating income		$35,018	10,532
Net income for the period		$24,196	7,312
Basic and diluted income per share		$0.11	0.03

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three months ended March 31, 2022 and 2021.

		Three months ended	Three months ended
		March 31, 2022	March 31, 2021

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	1,019	515
*Waste tonnes mined	kilo tonnes	7,149	5,090
*Total tonnes mined	kilo tonnes	8,168	5,605
*Ore in stockpile	kilo tonnes	1,059	158

Processing
*Ore tonnes processed	kilo tonnes	708	626
*Average plant throughput	tonnes per day	7,867	6,731
*Average diamond recovery	carats per tonne	1.67	2.22
*Diamonds recovered	000's carats	1,185	1,392
Approximate diamonds recovered - Mountain Province	000's carats	581	682
Cash costs of production per tonne of ore, net of capitalized stripping **		$93	119
Cash costs of production per tonne of ore, including capitalized stripping**		$122	139
Cash costs of production per carat recovered, net of capitalized stripping**		$56	53
Cash costs of production per carat recovered, including capitalized stripping**		$73	62

Sales
Approximate diamonds sold - Mountain Province***	000's carats	507	603
Average diamond sales price per carat	US	$ 132	$ 71

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's March 31, 2022 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Conference Call

The Company will host its quarterly conference call on Wednesday, May 4th, 2022 at 11:00am ET.

Title: Mountain Province Diamonds Inc Q1 2022 Earnings Conference Call

Conference ID: 29875964

Date of call: 05/04/2022

Time of call: 11:00 Eastern Time

Expected Duration: 60 minutes

Webcast Link:
https://produceredition.webcasts.com/starthere.jsp?ei=1545143&tp_key=bd339f39e9

Participant Toll-Free Dial-In Number:             (+1) 888-390-0546
Participant International Dial-In Number:       (+1) 416-764-8688

A replay of the webcast and audio call will be available on the Company's website.

****

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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[1] Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's March 31, 2022 MD&A for explanation and reconciliation.
[2] Included in the determination of net income for the three months ended March 31, 2022 are unrealized foreign exchange gains of $4.2 million, on the translation of the Company's US$-denominated debt. The unrealized foreign exchange gains are a result of the strengthening of the Canadian dollar versus the US dollar.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2022/03/c3670.html

%CIK: 0001004530

For further information: Investor Contact: Rich Matthews, Partner, Integrous Communications, rmatthews@integcom.us, (604) 757 7179, www.integcom.us; Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 18:00e 03-MAY-22